SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Sunoco LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
869239 103
(CUSIP Number)
Dylan A. Bramhall
Executive Vice President &
Group Chief Financial Officer
Energy Transfer LP
8111 Westchester Drive,
Suite 600
Dallas, Texas 75225
Tel: (214) 981-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

1	Name of reporting person Energy Transfer LP
2	Check the appropriate box if a member of a group (a): (b):
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,463,967 Units (1)
	8	Shared voting power 0
	9	Sole dispositive power 28,463,967 Units (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 28,463,967 Units (1)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 33.7% Outstanding Units (2)
14	Type of reporting person PN
(1)    Consists of 28,463,967 common units representing limited partner interests in Sunoco LP, which are currently subject to the Transfer Restriction (as such term is defined below).
(2)    Calculated using an aggregate of 84,428,109 common units outstanding as of January 22, 2024.

1	Name of reporting person LE GP, LLC
2	Check the appropriate box if a member of a group (a): (b):
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,463,967 Units (1)
	8	Shared voting power 0
	9	Sole dispositive power 28,463,967 Units (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 28,463,967 Units (1)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 33.7% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)
(1)    Consists of 28,463,967 common units representing limited partner interests in Sunoco LP, which are currently subject to the Transfer Restriction. LE GP, LLC may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Sunoco LP and the indirect owner of all of the incentive distribution rights in Sunoco LP (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)    Calculated using an aggregate of 84,428,109 common units outstanding as of January 22, 2024.

1	Name of reporting person Kelcy L. Warren
2	Check the appropriate box if a member of a group (a): (b):
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,463,967 Units (1)
	8	Shared voting power 0
	9	Sole dispositive power 28,463,967 Units (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 28,463,967 Units (1)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 33.7% Outstanding Units (2)
14	Type of reporting person IN
(1)    Consists of 28,463,967 common units representing limited partner interests in Sunoco LP, which are currently subject to the Transfer Restriction. Mr. Warren may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Sunoco LP and the indirect owner of all of the incentive distribution rights in Sunoco LP (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).
(2)    Calculated using an aggregate of 84,428,109 common units outstanding as of January 22, 2024.

SCHEDULE 13D
Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D originally filed on October 5, 2012 by certain of the Reporting Persons (as such term is defined below) (as amended by prior amendments and this Amendment, the “Schedule 13D”) is being filed in connection with the Merger Agreement and the Support Agreement, each as more fully described in Item 3 below.
The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is attached as Exhibit A to this Amendment and is incorporated by reference herein.
Item 1.    Security and Issuer.
Item 1 is hereby amended and restated as follows:
This Amendment relates to the common units representing limited partner interests of the Issuer (“Common Units”). The address of the principal executive offices of the Issuer is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.
Item 2.    Identity and Background.
Item 2 is hereby amended and restated as follows:
(a)-(c)    This Amendment is being filed jointly by:
(i)    Energy Transfer LP, a Delaware limited partnership (“ET”);
(ii)    LE GP, LLC, a Delaware limited liability company (“LE GP”); and
(iii)    Kelcy L. Warren, a United States citizen (“Warren”).
The entities and persons referred to in clauses (i) through (iii) above are collectively referred to as the “Reporting Persons.”
(i)    ET owns Sunoco GP LLC, the general partner of the Issuer and a Delaware limited liability company (“SUN GP”). ET is also the holder of 28,463,967 Common Units of the Issuer and all of the incentive distribution rights in the Issuer. Through its operating subsidiaries, ET conducts natural gas midstream operations, which include natural gas intrastate and interstate transportation and storage; and crude oil, natural gas liquid (“NGL”) and refined products transportation, terminalling services and acquisition and marketing activities, as well as NGL storage and fractionation services.
(ii)    LE GP is the general partner of ET and manages and directs all of ET’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.
(iii)    Mr. Warren is a citizen of the United States. Mr. Warren is the Executive Chairman of the board of directors of LE GP, and owns 81.2% of LE GP.
The principal office of each of the Reporting Persons is located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.
Attached as Appendix A is information concerning the directors and executive officers of LE GP (the “Listed Person”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
(d)    During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f)    All of the persons listed in this Item 2, including those listed on Appendix A, are citizens of the United States of America.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
Introductory Note
On October 19, 2018, Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), changed its name to “Energy Transfer LP” and completed its acquisition of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”). Further, since the date of the filing of Amendment No. 4 to the Schedule 13D by certain of the Reporting Persons, all of the Common Units directly held by the respective subsidiaries of ETE and ETP are now directly held by ET. As a result, all Common Units theretofore held by ETE and ETP and their respective subsidiaries are now directly held by ET.
The Merger
On January 22, 2024, the Issuer, Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Merger Sub”), NuStar Energy L.P., a Delaware limited partnership (“NSE”), Riverwalk Logistics, L.P., a Delaware limited partnership (“NSE GP”) and sole general partner of NSE, NuStar GP, LLC, a Delaware limited liability company and the sole general partner of NSE GP, and SUN GP entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into NSE (the “Merger”, and the effective time of the merger, the “Effective Time”), with NSE surviving the Merger as the surviving entity and a subsidiary of the Issuer. As a result of the Merger, each issued and outstanding common unit of NSE prior to the Effective Time will be converted into the right to receive .400 of a common unit representing limited partner interests in the Issuer.
A copy of the Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 22, 2024 and is incorporated herein by reference.
The Support Agreement
Concurrently with the execution of the Merger Agreement, the Issuer, NSE and ET entered into a Support Agreement (the “Support Agreement”), pursuant to which ET, the general partner of SUN GP, agreed, among other things, and subject to certain exceptions, (i) to take all necessary actions to increase the board of directors of SUN GP by one member, and to appoint a new member, to be mutually agreed upon by the Issuer and NSE to fill such vacancy, prior to the Effective Time (such appointment, the “Director Appointment”); (ii) not to, nor would ET cause SUN GP to, directly or indirectly, transfer, pledge, sell or otherwise dispose of any interest in the SUN GP, any of the Issuer’s incentive distribution rights or any material portion of the Common Units beneficially owned by ET, from the entry into the Support Agreement until the earlier of the Effective Time and the termination date in accordance with the Merger Agreement (such restriction, the “Transfer Restriction”); and (iii) to be bound by the terms of the non-solicitation provisions in the Merger Agreement with respect to competing proposals for the Issuer and SUN GP and to abide by certain covenants with respect to regulatory approvals, SEC filings, confidentiality and litigation.
A copy of the Merger Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 22, 2024 and is incorporated herein by reference.
Item 4.    Purpose of Transaction.
Item 4 is hereby amended and restated as follows:
The information set forth or incorporated in Item 3 is incorporated herein by reference.
(a)    The Reporting Persons may make additional purchases of securities of the Issuer either in the open market or in private transactions depending on each Reporting Person’s business, prospects and financial condition, the market for securities of the Issuer, general economic conditions, stock market conditions and other future developments.
(b)    For a description of the Merger and the Support Agreement, see Item 3 above.

(c)    None.
(d)    For a description of the Director Appointment, see Item 3 above.
(e)    ET, as owner of SUN GP, the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. ET, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.
(f)    None.
(g)    None.
(h)    None.
(i)    None.
(j)    None.
Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5.    Interest in Securities of Issuer.
Item 5 is hereby amended and restated as follows:
(a) – (b)    The information in the cover pages of the Schedule 13D is incorporated into this Item 5 by reference.
(c)    To the knowledge of the Reporting Persons, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons, except as described in this Amendment.
(d)    To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Amendment.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following:
The information set forth or incorporated in Item 3 is incorporated herein by reference.
There are no other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer that require disclosure under this Item 6.
Item 7.    Material to Be Filed as Exhibits.
Exhibit A:    Joint Filing Agreement and Power of Attorney dated January 30, 2024 (filed herewith).
Exhibit B:    First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP (previously filed).

Exhibit C:    Amended and Restated Limited Liability Company Agreement of Susser Petroleum Partners GP LLC (previously filed).
Exhibit D:    Contribution Agreement by and among Mid-Atlantic Convenience Stores, LLC, ETC M-A Acquisition LLC, Susser Petroleum Partners LP and Energy Transfer Partners, L.P., dated September 25, 2014 (previously filed).
Exhibit E:    Contribution Agreement by and among Sunoco, LLC, ETP Retail Holdings, LLC, Sunoco LP and Energy Transfer Partners, L.P., dated March 23, 2015 (previously filed).
Exhibit F:    Contribution Agreement by and among Susser Holdings Corporation, Heritage Holdings, Inc., ETP Holdco Corporation, Sunoco LP, Sunoco GP LLC and Energy Transfer Partners, L.P., dated July 14, 2015 (previously filed).
Exhibit G:    Contribution Agreement by and among Sunoco, LLC, Sunoco, Inc., ETP Retail Holdings, LLC, Sunoco LP, Sunoco GP LLC, and solely with respect to limited provisions therein, Energy Transfer Partners, L.P., dated November 15, 2015 (previously filed).
Exhibit H:    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP (previously filed).
Exhibit I:    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).
Exhibit J:    Common Unit Repurchase Agreement, dated as of January 24, 2018, by and among Sunoco LP, Heritage Holdings, Inc. and ETP Holdco Corporation (attached as Exhibit 10.3 to the Current Report on Form 8-K filed by Sunoco LP on January 29, 2018 and incorporated herein by reference).
Exhibit K:    Registration Rights Agreement, dated as of March 31, 2016, by and between Sunoco LP and Energy Transfer Equity, L.P. (previously filed).
Exhibit L:    Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of Susser Petroleum Partners GP LLC (attached as Exhibit 3.4 of the current report on Form 8-K (File Number 001-35653) filed by Sunoco LP on October 28, 2014 and incorporated herein by reference).
Exhibit M:    Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (attached as Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by Sunoco LP on January 5, 2016 and incorporated herein by reference).
Exhibit N:    Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Sunoco GP LLC dated as of June 6, 2016 (attached as Exhibit 3.3 of the current report on Form 8-K (File Number 001-35653) filed by Sunoco LP on June 8, 2016 and incorporated herein by reference).
Exhibit O:    Amendment No. 4 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (attached as Exhibit 3.2 of the current report on Form 8-K (File Number 001-35653) filed by Sunoco LP on June 8, 2016 and incorporated herein by reference).
Exhibit P:    Amendment No. 5 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (attached as Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by Sunoco LP on March 31, 2017 and incorporated herein by reference).
Exhibit Q:    Amendment No. 6 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP dated as of May 8, 2018 (attached as Exhibit 3.2 of the quarterly report on Form 10-Q (File Number 001-35653) filed by Sunoco LP on May 10, 2018 and incorporated herein by reference).
Exhibit R:    Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Sunoco GP LLC dated as of May 8, 2018 (attached as Exhibit 3.3 of the quarterly report on Form 10-Q (File Number 001-35653) filed by Sunoco LP on May 10, 2018 and incorporated herein by reference).
Exhibit S:    Amendment No. 7 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (attached as Exhibit 3.1 of the quarterly report on Form 10-Q (File Number 001-35653) filed by Sunoco LP on August 8, 2019 and incorporated herein by reference).

Exhibit T:    Agreement and Plan of Merger, dated as of January 22, 2024, by and among Sunoco LP, Saturn Merger Sub, LLC, NuStar Energy L.P., Riverwalk Logistics, L.P., NuStar GP, LLC and Sunoco GP, LLC (attached as Exhibit 2.1 to the Current Report on Form 8-K (File Number 001-35653) filed by Sunoco LP on January 22, 2024 and incorporated herein by reference).
Exhibit U:    Support Agreement, dated as of January 22, 2024, by and among Sunoco LP, NuStar Energy L.P. and Energy Transfer LP (attached as Exhibit 10.1 to the Current Report on Form 8-K (File Number 001-35653) filed by Sunoco LP on January 22, 2024 and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.
Date: January 30, 2024
ENERGY TRANSFER LP
By:    LE GP, LLC, its general partner
By:    /s/ William J. Healy
Name:    William J. Healy
Title:    Attorney-in-Fact
LE GP, LLC
By:    /s/ William J. Healy
Name:    William J. Healy
Title:    Attorney-in-Fact
KELCY L. WARREN
By:    /s/ William J. Healy, as Attorney-in-Fact

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
The following tables set forth the names, positions and present principal occupations or employment and business addresses of the directors and executive officers of LE GP. All the individuals listed below are citizens of the United States.
LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Chairman and Chairman of the Board of Directors	Executive Chairman and Chairman of the Board of Directors of LE GP, LLC
Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Co- Chief Executive Officer and Director	Co-Chief Executive Officer and Director of LE GP, LLC
Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of LE GP, LLC; Director of USA Compression Partners, LP
Dylan A. Bramhall 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and Group Chief Financial Officer	Executive Vice President and Group Chief Financial Officer of LE GP, LLC
A. Troy Sturrock 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Senior Vice President and Controller	Group Senior Vice President and Controller of LE GP, LLC
Steven R. Anderson 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC
Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC
Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC
John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC
James R. Perry 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC
Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC